

November 10, 2010

Mr. Adam Suttin
President
JWC Acquisition Corp.
111 Huntington Avenue
Boston, MA 02199

>   **Re: JWC Acquisition Corp.**
>   **Amendment to Registration Statement on Form S-1**
>   **File No. 333-168798**
>   **Filed November 2, 2010**

Dear Mr. Suttin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment four from our letter dated October 14, 2010 in which you state your intention to file executed copies of all agreements whereby your sponsor, officers, and directors, have agreed to certain actions or to waive certain rights. Currently your exhibits index reflects that these agreements have been filed, instead of "to be filed by amendment." Please revise or advise.

2. We note your response to prior comment seven from our letter dated October 14, 2010 and the discussion of Rule 10b-18 on page 48. With a view to disclosure, advise us what consideration you have given to proposed changes to Rule 10b-18 in Exchange Act Release 34-61414.

Prospectus Cover Page

3. It appears that the lengthy third paragraph regarding redemptions has been deleted. Please revise to briefly discuss the fundamental feature(s) of the redemption provision.

Use of Proceeds, page 45

4. We note your response to prior comment nine from our letter dated October 14, 2010. The revised text on page 47 does not appear to correspond to your response. In this respect your revised text stating that "or we otherwise decided to make such a change" does not appear limited to changes made pre-effectively. Please advise or revise.

Related Party Transactions, page 57

5. We note the disclosure on page 58 and elsewhere that up "to $500,000 in loans may be convertible into warrants of the post business combination entity at a price of $.75 per warrant at the option of the lender." Please advise if the Letter Agreements address the loans and $500,000 provision. To the extent agreements or arrangements exists covering these loans, please file as exhibits and disclose the material terms. It is unclear, for example, how long the lender would have the option to elect conversion.

Exhibits

Exhibit 3.1

6. We note your response to prior comment 14 from our letter dated October 14, 2010 and believe additional disclosure is warranted. Please revise your disclosure where you address the 65% vote requirement to modify Article 9 to indicate that your existing investors, officers and directors, who control approximately 14% of your shares, have discretion in how they vote on any modification to Article 9.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: Bernard Kramer